ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

JUL 2 C 2004

July 26, 2004

04035778

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

SUPPL

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a press release disseminated to EDC's shareholders on July 19, 2004.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Investor Relations
Director
Phone: 0212 502-2950
edcinversionistas@aes.com

Standard & Poor´s raises EDC rating

Caracas, Venezuela (Jul 19, 2004). C.A. La Electricidad de Caracas (EDC) announces that Standard & Poor´s has improved the credit rating of EDC. The rating was improved from "CCC+" to "B-".

This rating is impacted by Venezuela's country risk and macroeconomic environment which exchange controls.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 27 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.

La Electricidad de Caracas
y sus empresas filiales

una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Standard & Poor´s aumentó calificación de EDC

Caracas, Venezuela (19 de julio de 2004). C.A. La Electricidad de Caracas (EDC) anunció hoy el incremento de la calificación de riesgo de crédito por parte de Standard & Poor´s (S&P).

S & P aumentó la calificación de EDC de "CCC+" a "B-". Esta calificación se encuentra limitada de acuerdo al riesgo país y al control de cambio existente.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad lider a nivel mundial, con ventas para el año 2003 de US$ 8,4 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 114 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.